UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/S/ DR. JIN HUANG
Name:	Dr. Jin Huang
Title:	President and Chief Executive Officer

Dated: November 15, 2010

INDEX TO EXHIBITS

Exhibit	Description

99.1	Press release

Exhibit 99.1

Ambow Education Announces Third Quarter 2010 Unaudited Financial Results

Total net revenue increased 80.5% in the first nine months of 2010

Net income attributable to Ambow increased 129.0%

year-over-year in the first nine months of 2010

Nov. 15, 2010 (PR Newswire)-

BEIJING, Nov. 15, 2010 /PR Newswire-Asia/ – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the third quarter and nine months ended September 30, 2010. Ambow reported net revenues of $147.2 million(1), an increase of 80.5% year-over-year, and net income attributable to the Company of $18.7 million, an increase of 129.0% year-over-year, in the first nine months of 2010.

Financial Highlights for the First Nine Months of 2010

•	Total net revenues in the first nine months of 2010 were $147.2 million, increasing 80.5% year-over-year from $81.5 million in the same period in 2009.

•	Net income attributable to Ambow in the first nine months of 2010 increased 129.0% to $18.7 million from $8.2 million in the same period in 2009.

•

Non-GAAP net income(2), being net income attributable to Ambow excluding share-based compensation expenses (“Non-GAAP net income”), for the first nine months of 2010 increased 131.0% year-over-year to $22.3 million from $9.7 million in the same period in 2009.

Financial Highlights for the Third Quarter of 2010

•	Total net revenues in the third quarter of 2010 were $48.7 million, increasing 78.9% year-over-year from $27.2 million in the third quarter of 2009.

•	Net income attributable to Ambow in the third quarter of 2010 increased 415.8% to $5.0 million from $1.0 million in the third quarter of 2009.

•	Non-GAAP net income in the third quarter of 2010 increased 336.7% year-over-year to $6.3 million from $1.4 million in the third quarter of 2009.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“US$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.6905, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

The Company provides certain non-GAAP financial measures to reflect meaningful supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Financial Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

Ambow’s President and Chief Executive Officer Dr. Jin Huang said, “I am pleased to report solid top- and bottom-line growth in our first earnings release as a public company. Our vision and strategy of providing individualized learning through a blended on-line and off-line delivery model is materializing according to our long term plan.

We aim to continue to strengthen our market leadership position in existing regions through organic growth. In new regions in which we plan to expand, we will continue to build on our successful acquisition strategy, acquiring top players in the local markets that meet our financial, managerial, and operational criteria. This strategy enables us to quickly enter into and grow in key markets, while leveraging best local leadership, and lowering our operational risk.

As reported in our IPO prospectus, we had signed exclusivity agreements with seven companies, and to-date we have signed sales and purchase agreements and initiated the closing process with six of them. Going forward, our revenue from new acquisitions as a percentage of total revenue will gradually decrease in-line with an increasing focus on post-integration organic growth.”

Ambow’s Chief Financial Officer Paul Chow commented, “We maintained a keen focus on increasing efficiency and optimizing costs and expenses over the year. Specifically, we have maintained our disciplined approach of investing in web-based infrastructure to support our integration, business planning, and reporting. This has enabled us to track and deliver desired performance in both our ‘Better Schools’ and ‘Better Jobs’ business lines during the quarters.”

Financial Results for the First Nine Months of 2010

Net Revenues

Total net revenues were $147.2 million in the first nine months of 2010, increasing 80.5% year-over-year from $81.5 million in the same period in 2009.

Net Revenue Breakdown by Key Operating Divisions:

Better Schools

Better Schools increased to $97.4 million, of which, Tutoring and K-12 Schools accounted for $71.2 million and $26.2 million of total net revenues, respectively, in the first nine months of 2010.

The Company noted that the increase in Tutoring was primarily due to strategic growth by acquisition (the Company acquired five new entities providing tutoring services during 2009 (2010: nil)) and strong demand for its proprietary intelligence learning systems which provide an individualized learning experience. The increase in K-12 Schools was due to annualization effects from acquisitions (the Company operates five K-12 schools of which three were acquired during 2009 (2010: nil)) and additional tuition fees recognized for international courses.

Better Jobs

Better Jobs increased to $49.8 million, of which, Career Enhancement and Colleges accounted for $27.5 million and $22.3 million of total net revenues, respectively, in the first nine months of 2010.

The Company noted that the increase in Career Enhancement was primarily driven by strong enrollment growth, while the increase in Colleges was primarily due to annualization effects from acquisitions (the Company operates two Colleges, both acquired in 2009).

Gross Profit and Gross Margin

Gross profit was $83.7 million in the first nine months of 2010, increasing 97.3% year-over-year from $42.4 million in the same period in 2009. Gross margin was 56.9% in the first nine months of 2010 compared to 52.0% in the same period in 2009. The Company noted that the improvement was due to the improved gross margins generated by the Company’s acquired entities and the change in the mix of the Company’s net revenues among its two operating divisions.

Net Income, Net Margin and Adjusted EBITDA (non-GAAP)

Net income attributable to Ambow was $18.7 million in the first nine months of 2010, increasing 129.0% year-over-year from $8.2 million in the same period in 2009. Net margin, being net income attributable to Ambow over net revenues, improved to 12.7% in the first nine months of 2010 from 10.0% in the same period in 2009, mostly due to increased operating efficiency.

Non-GAAP net income was $22.3 million in the first nine months of 2010, increasing 131.0% year-over-year from $9.7 million in the same period in 2009. Non-GAAP net margin, being non-GAAP net income over net revenues, was 15.2% in the first nine months of 2010 compared to 11.9% in the same period in 2009.

Net loss attributable to ordinary shareholders was $3.6 million in the first nine months of 2010 compared to a net loss attributable to ordinary shareholders of $20.9 million in the same period in 2009. Both net loss per basic and diluted ADS were $0.11 in the first nine months of 2010 compared to both net loss per basic and diluted ADS of $1.13 in the same period in 2009. The losses under GAAP in the first nine months of 2010 and 2009 were primarily due to the impact of a non-cash accounting charge relating to preferred shares. All outstanding preferred shares were converted into ordinary shares upon the completion of the Company’s IPO on August 5, 2010. Thereafter, there is no accretion of the preferred shares’ redemption value and all net income will be attributable to the ordinary shareholders.

Adjusted EBITDA (non-GAAP) was $39.1 million in the first nine months of 2010, increasing 126.1% year-over-year compared to $17.3 million in the same period in 2009. Adjusted EBITDA margin (non-GAAP) was 26.5% in the first nine months of 2010 compared to 21.2% in the same period in 2009.

Financial Results for the Third Quarter of 2010

Net Revenues

Total net revenues were $48.7 million in the third quarter of 2010, increasing 78.9% year-over-year from $27.2 million in the same period in 2009.

Net Revenue Breakdown by Key Operating Divisions:

Better Schools

Better Schools increased to $31.8 million, of which, Tutoring and K-12 Schools accounted for $24.3 million and $7.5 million of total net revenues, respectively, in the third quarter of 2010.

The Company noted that the increase in Tutoring was primarily due to growth from its 2009 acquisitions and strong demand for its proprietary intelligence system which provides an individualized learning experience. The increase in K-12 Schools was due to annualization effects from acquisitions, additional tuition fees recognized for international courses, and an increase in sales of educational software products during the quarter.

Better Jobs

Better Jobs increased to $16.9 million of which, Career Enhancement and Colleges accounted for $11.6 million and $5.3 million of total net revenues, respectively, in the third quarter of 2010.

The Company noted that the increase in Career Enhancement was primarily driven by strong enrollment growth while the increase in Colleges was primarily due to annualization effects from acquisitions.

Gross Profit and Gross Margin

Gross profit was $27.8 million in the third quarter of 2010, increasing 84.9% year-over-year from $15.0 million in the same period in 2009. Gross margin was 57.1% in the third quarter of 2010 compared to 55.3% in the same period in 2009. The Company noted that the improvement was due to the improved gross margins generated by the Company’s acquired entities and the change in the mix of the Company’s net revenues among its two operating divisions.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative, and research and development expenses, were $21.4 million in the third quarter of 2010, increasing 59.6% year-over-year from $13.4 million in the same period in 2009. Operating expenses as a percentage of total net revenues were 44.0% in the third quarter of 2010 compared to 49.3% in the same period in 2009. The Company noted that the improvement was primarily due to disciplined control of general and administrative expenses this quarter.

Income Tax Expenses

Income tax expenses were $1.0 million in the third quarter of 2010 compared to a tax benefit $0.1 million in the same period in 2009. One of the Company’s entities has been recognized as a “Software Enterprise” and, after being entitled to a full tax exemption in 2008 and 2009, is now entitled to a 50% reduction in income tax rate in 2010 which has contributed to the increased tax expense.

Net Income, Net Margin and Adjusted EBITDA (non-GAAP)

Net income attributable to Ambow was $5.0 million in the third quarter of 2010, increasing 415.8% from $1.0 million in the same period in 2009. Net margin, being net income attributable to Ambow over net revenues, improved to 10.3% in the third quarter of 2010 from 3.6% in the same period in 2009. The Company noted that its net income improvement was primarily due to increased operating efficiency.

Non-GAAP net income was $6.3 million in the third quarter of 2010, increasing 336.7% year-over-year compared to $1.4 million in the same period in 2009. Non-GAAP net margin, being non-GAAP net income over net revenues, was 13.0% in the third quarter of 2010 compared to 5.3% in the same period in 2009.

Net income attributable to ordinary shareholders was $11.7 million in the third quarter of 2010, increasing significantly from a net loss attributable to ordinary shareholders of $7.6 million in the same period in 2009. Net income per basic and diluted ADS was $0.22 and $0.07 in the third quarter of 2010 compared to net loss per basic and diluted ADS of $0.39 in the same period in 2009. The loss in the same period last year was primarily due to the impact of a non-cash accounting charge relating to preferred shares. All outstanding preferred shares were converted into ordinary shares upon the completion of the Company’s IPO on August 5, 2010. Thereafter, accretion of the preferred shares’ redemption value and allocation of net income is not required and all net income will be attributable to the ordinary shareholders.

Adjusted EBITDA (non-GAAP) was $12.0 million in the third quarter of 2010, increasing 142.0% year-over-year compared to $5.0 million in the same period in 2009. Adjusted EBITDA margin (non-GAAP) was 24.6% in the third quarter of 2010 compared to 18.2% in the same period in 2009.

Balance Sheet

Cash and cash equivalents, restricted cash and term deposits as of September 30, 2010, were $161.1 million, compared to $67.7 million as of June 30, 2010. The Company noted that the significant increase was primarily driven by the receipt of IPO proceeds and strong operating cash flow generated during the quarter.

The Company’s deferred revenue balances as of September 30, 2010 and June 30, 2010 were $87.0 million and $38.1 million, respectively. Deferred revenue includes tuition fees from enrolled students for courses not yet delivered as of the third quarter ended September 30, 2010. The significant increase was due to tuition fees received upfront at the start of a new academic year from students in K-12 Schools and Colleges in late August and early September 2010.

Recent Business Developments

As reported in the Ambow’s IPO prospectus, the Company had signed exclusivity agreements with seven companies, and to-date the Company has signed sales and purchase agreements and initiated the closing process with six of them. As the Company is approaching year end, it expects the acquisitions will not have significant financial impact in 2010.

Financial Outlook for the Fourth Quarter of 2010

Ambow expects total net revenues in the fourth quarter of 2010 to be in the range of $55.3 million (RMB370.0 million) to $58.3 million (RMB390.0 million).

This is the Company’s current view and is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 15, 2010 (9:00 a.m. Beijing/Hong Kong Time on November 16, 2010).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-242-1388

China Toll Free: +86-10-800-264-0084/+86-10-800-640-0084

International: +61288236760

The passcode for the call is “ambow2010”.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the fourth quarter of 2010 and quotations from management concerning Ambow’s strategic and operational plans and expectations, including without limitation, regarding continuing to strengthen market leadership by organic growth and identification of top regional players for geographic expansion purposes, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission filings and reports, including the risks described under the heading “Risk Factors” in Ambow’s final prospectus relating to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on August 5, 2010. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly results may not be indicative of the Company’s results of operations for the year ending December 31, 2010 or future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Adjusted EBITDA (non-GAAP), (ii) Non-GAAP net income, (iii) Non-GAAP operating expenses, (iv) net income attributable to Ambow per ADS (diluted), and (v) Non-GAAP net income attributable to Ambow per ADS (diluted). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Mr. Paul Sham

Director, Investor Relations & Corporate Communications

Ambow Education Holding Ltd.

Tel: +86-10-6206-8131

Email: ir@ambow.com

Mr. Justin Knapp

Ogilvy Financial, Beijing

Tel: +86-10-8520-6556

Email: ambo@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: ambo@ogilvy.com

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	RMB	RMB	RMB	RMB
Better Schools	212,590	116,659	651,579	297,249
Tutoring	162,843	94,729	476,693	239,225
K-12 Schools	49,747	21,930	174,886	58,024
Better Job	113,158	65,382	333,121	248,345
Career Enhancement	77,652	37,792	184,218	180,075
Colleges	35,506	27,590	148,903	68,270

NET REVENUES	325,748	182,041	984,700	545,594

NET REVENUES (USD)	48,688	27,209	147,178	81,548

Cost of revenues	(139,726)	(81,415)	(424,653)	(261,809)

GROSS PROFIT	186,022	100,626	560,047	283,785

GROSS PROFIT (USD)	27,804	15,040	83,707	42,416

Operating expenses:
Selling and marketing	(66,158)	(38,143)	(182,663)	(89,172)
General and administrative	(71,134)	(49,526)	(207,286)	(121,659)
Research and development	(6,031)	(2,127)	(18,474)	(10,337)

TOTAL OPERATING EXPENSES	(143,323)	(89,796)	(408,423)	(221,168)

OPERATING INCOME	42,699	10,830	151,624	62,617

OPERATING INCOME (USD)	6,383	1,619	22,662	9,359

OTHER EXPENSE	(4,957)	(5,316)	(10,084)	(8,297)
Interest expense, net	(3,107)	(5,524)	(9,065)	(9,431)
Foreign exchange loss	(1,496)	(343)	(2,134)	(354)
Other income (loss), net	(354)	551	1,115	1,488

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	37,742	5,514	141,540	54,320

Income tax benefit (expense)	(6,820)	792	(19,082)	253

NET INCOME	30,922	6,306	122,458	54,573

Add: Net loss attributable to non-controlling interest	2,549	182	2,949	182

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	33,471	6,488	125,407	54,755

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD (USD)	5,004	970	18,744	8,184

Preferred shares redemption value accretion	54,180	(33,826)	(94,209)	(124,266)
Allocation of net income to participating preferred sharesholders	(9,154)	(23,594)	(55,534)	(70,028)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	78,497	(50,932)	(24,336)	(139,539)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (USD)	11,734	(7,613)	(3,637)	(20,856)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	1.50	(2.60)	(0.74)	(7.57)
Diluted	0.46 *	(2.60)	(0.74)	(7.57)
Net income (loss) attributable to ordinary shareholders per ADS (USD)
Basic	0.22	(0.39)	(0.11)	(1.13)
Diluted	0.07 *	(0.39)	(0.11)	(1.13)

Weighted average no. of ADS
Basic	52,433,234	19,608,336	32,992,231	18,424,478
Diluted	72,444,551	19,608,336	32,992,231	18,424,478

Supplementary Information:

Share-based compensation expense included in:
Selling and marketing	1,937	1,167	5,332	3,019
General and administrative	6,539	1,904	17,947	6,570
Research and development	279	111	724	331

Total Share-based compensation expense	8,755	3,182	24,003	9,920

*	The numerator used in calculating net income attributable to ordinary shareholders per ADS (Diluted) in the third quarter of 2010 excludes the impact of the preferred shares redemption value accretion and allocation of net income to participating preferred shareholders in the period.

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of September 30, 2010	As of June 30, 2010
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	954,309	445,859
Restricted cash	67,011	—
Term deposits	56,200	7,000
Accounts receivable, net	82,340	26,836
Amounts due from related parties	135,414	155,697
Deferred tax assets, current	3,387	3,742
Prepaid and other current assets	345,055	294,901

TOTAL CURRENT ASSETS	1,643,716	934,035

Property and equipment, net	650,125	614,145
Land use rights, net	259,026	260,608
Intangible assets, net	539,658	534,352
Goodwill	1,009,806	1,020,403
Deferred tax assets, non-current	6,589	4,853
Other non-current assets	106,403	107,886

TOTAL ASSETS	4,215,323	3,476,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	85,070	126,070
Current portion of Long-term borrowings	51,500	78,000
Deferred revenue	581,758	254,678
Accounts payable-trade	48,168	36,613
Accrued expenses and other current liabilities	280,791	253,640
Income tax payable	70,361	67,508
Amount due to related parties	12,364	10,046

TOTAL CURRENT LIABILITIES	1,130,012	826,555

Deferred tax liabilities, non-current	157,967	159,587
Long-term borrowings	63,500	77,000
Non-current portion of consideration payable for acquisitions and other liabilities	222,659	219,843

TOTAL NON-CURRENT LIABILITIES	444,126	456,430

TOTAL LIABILITIES	1,574,138	1,282,985

MEZZANINE EQUITY	—	1,428,764
SHAREHOLDERS’ EQUITY	2,587,659	708,458

TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	2,587,659	2,137,222

Non-controlling interest	53,526	56,075

TOTAL SHAREHOLDER’S EQUITY	2,641,185	2,193,297

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDER’S EQUITY	4,215,323	3,476,282

AMBOW EDUCATION HOLDING LTD

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Three months ended September 30, 2010				Three months ended September 30, 2009
	The Most Comparable GAAP	Adjustment (note)		Non-GAAP	The Most Comparable GAAP	Adjustment (note)		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Non-GAAP operating expenses	143,323	8,755	(a)	134,568	89,796	3,182	(a)	86,614
Non-GAAP net income	33,471	8,755	(b)	42,226	6,488	3,182	(b)	9,670
Adjusted EBITDA (non-GAAP)	33,471	46,750	(c)	80,221	6,488	26,661	(c)	33,149

Non-GAAP net income margin				13.0%				5.3%
Adjusted EBITDA (non-GAAP) margin				24.6%				18.2%

Non-GAAP operating expenses (USD)				20,113				12,946
Non-GAAP net income (USD)				6,311				1,445
Adjusted EBITDA (non-GAAP) (USD)				11,990				4,955

	Nine months ended September 30, 2010				Nine months ended September 30, 2009
	The Most Comparable GAAP	Adjustment (note)		Non-GAAP	The Most Comparable GAAP	Adjustment (note)		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Non-GAAP operating expenses	408,423	24,003	(a)	384,420	221,168	9,920	(a)	211,248
Non-GAAP net income	125,407	24,003	(b)	149,410	54,755	9,920	(b)	64,675
Adjusted EBITDA (non-GAAP)	125,407	136,022	(c)	261,429	54,755	60,855	(c)	115,610

Non-GAAP net income margin				15.2%				11.9%
Adjusted EBITDA (non-GAAP) margin				26.5%				21.2%

Non-GAAP operating expenses (USD)				57,458				31,574
Non-GAAP net income (USD)				22,332				9,667
Adjusted EBITDA (non-GAAP) (USD)				39,075				17,280

ADJUSTED EARNINGS PER ADS			Three months ended September 30		Nine months ended September 30
			2010	2009	2010	2009
			RMB	RMB	RMB	RMB

Net income attributable to Ambow per ADS - diluted	(d	)	0.46	0.10	1.81	0.87
Non-GAAP net income attributable to Ambow per ADS - diluted	(e	)	0.58	0.15	2.15	1.03

Net income attributable to Ambow per ADS - diluted (USD)			0.07	0.02	0.27	0.13
Non-GAAP net income attributable to Ambow per ADS - diluted (USD)			0.09	0.02	0.32	0.15

Adjusted weighted average number of ADS used in calculating net income attributable to Ambow per ADS - diluted	(d	)	72,462,360	64,130,148	69,364,627	62,732,238

Adjusted weighted average number of ADS used in calculating non-GAAP net income attributable to Ambow per ADS - diluted	(e	)	72,462,360	64,130,148	69,364,627	62,732,238

Note:

(a)	Non-GAAP operating expenses, representing operating expenses minus share-based compensation occurred for the respective periods.
(b)	Non-GAAP net income, being net income attributable to Ambow excluding share-based compensation expenses occurred for the respective periods.
(c)	Adjusted EBITDA (non-GAAP), being net income attributable to Ambow excluding net interest expense, income tax expense, depreciation and amortization, and share-based compensation expenses occurred for the respective periods. The depreciation and amortization in the third quarter of 2010 and 2009 were RMB28,068 and RMB18,747, respectively. The depreciation and amortisation for the first nine months of 2010 and 2009 were RMB83,872 and RMB41,757, respectively.
(d)	Net income attributable to Ambow per ADS - diluted are computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.
(e)	Non-GAAP net income attributable to Ambow per ADS - diluted are computed by dividing non-GAAP net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.